

Mail Stop 3561

December 9, 2015

Mr. Paul Feldman
Chief Executive Officer
Force Protection Video Equipment Corp.
140 Iowa Lane, Suite 101
Cary, NC 27511

       Re: Force Protection Video Equipment Corp.
              Preliminary Information Statement on Schedule 14C
              Filed December 1, 2015
              File No. 000-55519

Dear Mr. Feldman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jennifer López for

                         Mara L. Ransom
                         Assistant Director
                         Office of Consumer Products

Cc: Eric Littman, Esq.